Exhibit 99.1

NEWS RELEASE

Kinross reports record revenue and margins
Cost of sales per ounce down 11% year-over-year
100% increase in cash flow per share (before changes in working capital)

Toronto, Ontario, May 5, 2009 – Kinross Gold Corporation (TSX-K; NYSE-KGC) today announced its unaudited results for the first quarter ended March 31, 2009.

This news release contains forward-looking information that is subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 12 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.

●
Gold equivalent production[1] was 526,888 gold equivalent ounces in the first quarter of 2009, compared with 331,784 ounces for the same period last year, an increase of 59%. Consistent with previously stated guidance, the Company remains on track to produce 2.4 - 2.5 million gold equivalent ounces in 2009.

●
Revenue was $532.7 million in the first quarter, an increase of 61% over the same period last year. The average realized gold price was $897 per ounce sold compared with $929 per ounce sold in the first quarter of 2008.

●
Cost of sales per gold equivalent ounce[2] was $419 in the first quarter, a decrease of 11% compared with cost of sales per gold equivalent ounce of $472 for the same period last year. Cost of sales per gold equivalent ounce is expected to be approximately $390 - $420 for the full year 2009, consistent with previously stated guidance.

●	Kinross’ attributable margin per ounce sold[3] was a record $478 in the first quarter of 2009, an increase of 5% over the first quarter of 2008 and an increase of 14% over the fourth quarter of 2008.

●
Net earnings for the first quarter were $76.5 million, or $0.11 per share, compared with net earnings of $70.9 million, or $0.12 per share, for the first quarter of 2008. Net earnings included a gain of $5.6 million, or $0.01 per share, due to a favourable net foreign exchange impact. Excluding this gain, earnings would have been $70.9 million, or $0.10 per share.

●
Cash flow from operating activities before changes in working capital[4] was $214.9 million in the first quarter, or $0.32 per share, double the cash flow per share before changes in working capital in the same period last year. Cash and short-term investment balances were $746.5 million at March 31, 2009 compared with $525.1 million at December 31, 2008.

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The ramp-up in production at the Paracatu expansion is progressing, with continuous improvements in throughput and recovery as the process stabilizes at planned throughput levels. Production is expected to be at design capacity by the second quarter of 2009.

●
At Lobo-Marte in Chile, a project scoping study is expected to be completed by mid-year, with a pre-feasibility study scheduled for completion by year-end. At the Fruta del Norte project in Ecuador, the Company expects to receive the necessary permits by mid-year to proceed with a three-month infill drilling campaign, intended to upgrade mineral resources and support a pre-feasibility study. A feasibility study of the Cerro Casale project is expected to be completed by the third quarter of 2009. At Maricunga, a pre-feasibility study is commencing this year to explore options to increase production.

●
On March 31, 2009, Kinross completed its investment in the Diavik Diamond Mine and Harry Winston Diamond Corporation, representing a 22.5% interest in Harry Winston’s 40% joint venture interest in the mine (therefore, a 9% indirect interest in the mine), and a 19.9% equity interest in Harry Winston Diamond Corporation.

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Kinross filed a preliminary shelf prospectus in Canada and a shelf registration statement in the United States (which has not yet become effective) qualifying up to $1 billion of common shares and debt securities. The Company has no current plans to issue securities.

[1]	Unless otherwise stated, production figures in this release are based on Kinross’ share of Kupol production (75%).
[2]
Cost of sales per ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder.

[3]	Attributable margin per ounce sold is defined as average realized gold price per ounce less attributable cost of sales per gold equivalent ounce sold.
[4]
Cash flow before changes in working capital is a non-GAAP measure and is defined as cash flow provided from operating activities before changes in operating assets and liabilities. Cash flow per share before changes in working capital is a non-GAAP measure and is defined as cash flow provided from operating activities before changes in operating assets and liabilities divided by the weighted average of common shares as determined for the calculation of basic earnings per share.

CEO commentary
Tye Burt, Kinross President and CEO, made the following comments in relation to the first quarter 2009 results.

“We continue to deliver on our strategy of disciplined growth, as costs are trending down and margins are increasing. New ounces from Kupol, Buckhorn, and Paracatu drove our first quarter production up 59% year-over-year, while our cost of sales per ounce declined by 11%. The result was record revenue and margins, and, despite a slightly lower gold price in the quarter, a doubling in cash flow per share before changes in working capital. Operating earnings jumped by 72% year-over-year.

“At Paracatu, the expansion plant process has stabilized, and we are seeing continuous improvement in throughput and recovery. We expect the Paracatu expansion to reach full production in the second quarter, which is expected to lower our cost of sales per ounce in the second half of the year.

“We continue to advance the gold projects that will provide Kinross’ next wave of high-quality growth, including expansions at two of our existing operations and new development projects at Lobo-Marte, Fruta del Norte, and Cerro Casale. Meanwhile, our aggressive exploration work at La Coipa and Kupol is yielding promising results and is expected to generate new opportunities and extend mine life.

“Amid continued global economic uncertainty, our liquidity and financial position remains strong, with cash, short-term investment balances and available credit in excess of $900 million as of the end of the first quarter.”

Summary of financial and operating results

	Three months ended March 31,
(dollars in millions, except per share and per ounce amounts)	2009	2008
Total(a) gold equivalent ounces(b) - produced	591,169	331,784
Total gold equivalent ounces - sold	590,511	356,864

Attributable(c) gold equivalent ounces - produced	526,888	331,784
Attributable(c) gold equivalent ounces - sold	526,807	356,864

Metal sales	$532.7	$330.2
Cost of sales (excludes accretion and reclamation expense, depreciation, depletion and amortization)	$234.5	$168.3
Accretion and reclamation expense	$4.6	$4.2
Depreciation, depletion and amortization	$111.2	$37.8
Operating earnings	$140.6	$81.8
Net earnings	$76.5	$70.9
Basic earnings per share	$0.11	$0.12
Diluted earnings per share	$0.11	$0.11
Cash flow provided from operating activities	$165.4	$76.3
Cash flow before changes in w orking capital (d)	$214.9	$99.1
Cash flow before changes in w orking capital per share (e)	$0.32	$0.16
Average realized gold price per ounce	$897	$929
Consolidated cost of sales per equivalent ounce sold (f)	$397	$472
Attributable(c) cost of sales per equivalent ounce sold	$419	$472

(a)	“Total” includes 100% of Kupol production.

(b)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2009 was 72.08:1, compared with 52.57:1 for the first quarter of 2008.

(c)	“Attributable” includes Kinross’ share of Kupol production (75%) only.

(d)	“Cash flow before changes in working capital” is a non-GAAP measure. It is defined as cash flow provided from operating activities before changes in operating assets and liabilities.

(e)
“Cash flow before changes in working capital per share” is a non-GAAP measure. It is defined as cash flow provided from operating activities before changes in operating assets and liabilities divided by the weighted average of common shares as determined for the calculation of basic earnings per share.

(f)	“Consolidated cost of sales per ounce” is defined as cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold.

Kinross produced 526,888 gold equivalent ounces in the first quarter of 2009, a 59% increase over the 331,784 gold equivalent ounces produced in the first quarter of 2008. The year-over-year increase is the result of additional production from Paracatu following the start-up of the expansion project during the fourth quarter of 2008, the first full quarter of production at Kettle River-Buckhorn, and production from Kupol, which did not commence production until the second quarter of 2008. In the first quarter, revenue from metal sales totaled $532.7 million, compared with $330.2 million during the same period in 2008, an increase of 61%. The average realized gold price for the first quarter was $897 per ounce, compared with $929 per ounce for the first quarter in 2008, a decrease of 3%.

p. 2 Kinross reports record revenue and margins	www.kinross.com

Cost of sales per gold equivalent ounce was $419 in the first quarter compared with $472 per ounce for the first quarter of 2008, a decrease of 11%. The year-over-year decrease is due primarily to lower costs of energy and other consumables, the impact of new low cost production from Kupol, and the weakening of the Russian rouble, Brazilian real and Chilean peso against the U.S. dollar.

Kinross’ margin per gold equivalent ounce sold was $478 in the first quarter of 2009, an increase of 5% compared with the first quarter of 2008, reflecting lower cost of sales per gold equivalent ounce in the first three months of this year.

Kinross recorded net earnings of $76.5 million, or $0.11 per share, for the first quarter of 2009, compared with net earnings of $70.9 million, or $0.12 per share, in the first quarter of 2008. Net earnings included a gain of $5.6 million, or $0.01 per share, due to a favourable net foreign exchange impact. Excluding this gain, earnings would have been $70.9 million, or $0.10 per share. Net earnings for the first quarter of 2008 included a gain of $11.5 million or $0.02 per share related to the sale of Kubaka; excluding this gain, first quarter 2008 earnings would have been $0.10 per share.

General and administrative expenses were $24.7 million in the first quarter of 2009, compared with $23.2 million in the first quarter of 2008, a 6% increase year-over-year, but in line with expectations.

Cash flow from operating activities for the first quarter of 2009 was $165.4 million, compared with $76.3 million for the first quarter of 2008, an increase of 117%. Cash and short-term investments were $746.5 million at March 31, 2009 compared with $525.1 million at December 31, 2008. Capital expenditures for the first quarter were $78.3 million, compared with $190.5 million in the first quarter of 2008. The 59% decrease is largely a result of the Company completing its major expenditures at Kupol, Paracatu and Kettle River-Buckhorn during 2008.

Operations review and update

Three months ended March 31,
	Gold equivalent ounces
	Produced		Sold		Cost of sales		Cost of sales/oz
(in US$ millions )	2009	2008	2009	2008	2009	2008	2009	2008

Fort Knox	48,626	65,394	49,424	76,954	$33.2	$35.3	$672	$459
Round Mountain	50,176	63,604	50,986	59,191	26.0	26.0	510	439
Kettle River - Buckhorn (a)	27,899	—	35,161	—	10.8	—	307	—
Kupol (100%) (b)	257,123	—	254,814	—	57.2	—	224	—
Paracatu	72,745	43,236	72,093	42,465	48.0	19.2	666	452
Crixás	11,595	20,630	13,548	19,974	5.8	5.9	428	295
La Coipa (c)	66,240	60,893	56,262	80,654	22.0	36.1	391	448
Maricunga	56,765	61,379	58,223	61,800	31.5	34.1	541	552
Julietta (d)	—	16,648	—	15,826	—	11.7	—	739
Other operations	—	—	—	—	—	—	—	—
Corporate and other	—	—	—	—	—	—	—	—
Total	591,169	331,784	590,511	356,864	$234.5	$168.3	$397	$472
Less Kupol non- controlling	(64,281)	—	(63,704)	—	(13.6)	—
interest (25%)
Attributable	526,888	331,784	526,807	356,864	$220.9	$168.3	$419	$472

(a)	Kettle River - Buckhorn began operations in the fourth quarter of 2008.

(b)	Kupol began operations in the second quarter of 2008.

(c)	Cost of sales per ounce in 2008 includes $76 related to the increase in inventory volume due to the asset swap transaction.

(d)	The Julietta mine was disposed of on August 16, 2008.

p. 3 Kinross reports record revenue and margins	www.kinross.com

At the Fort Knox mine in Alaska, U.S.A., tonnes of ore mined were higher for the first quarter of 2009 compared with 2008 due to the addition of mining equipment and stockpiling of lower grade heap leach ore. Gold equivalent ounces produced were lower than the same period in 2008, due to lower mill throughput resulting from a breakdown of the primary crusher during the quarter, and lower grades resulting from mining transition ore, which led to lower recoveries. Cost of sales decreased due to lower electricity, diesel fuel and consumable costs; however, cost of sales per ounce increased due to lower production. Metal sales decreased primarily due to lower ounces sold. In the month of April, grades, throughput and recovery were back to previous levels.

At the Round Mountain mine in Nevada, U.S.A., tonnes of ore mined were 14% higher compared with the first quarter of 2008, but gold equivalent production, while on plan, was lower than the same period last year. The lower production was due to lower mill tonnage resulting from harder ore, which was partially offset by higher grades, and to fewer tonnes of heap leach ore placed on the pads. The reduction in tonnes placed on the leach pads was due to the planned move of the primary crusher in Q4 2008, which interrupted placing of material to the reusable pad for 10 weeks, until January 2009. Cost of sales was in line with the prior year and cost of sales per ounce was higher due to a decrease in production.

At the Kettle River-Buckhorn mine in Washington, U.S.A., production ramped up as planned as the mine completed its first full quarter of operations, producing and selling 27,899 and 35,161 gold equivalent ounces respectively. Ounces sold were higher than ounces produced in the quarter due to the timing of shipments, as production in inventory at the end of 2008 was sold at the beginning of 2009.

At the Kupol mine in the Russian Federation, tonnes mined and processed were as planned for the first quarter of 2009. For the quarter, Kinross’ share of production was 192,842 gold equivalent ounces, including 169,292 ounces of gold and 1,697,485 ounces of silver. Gold equivalent ounces sold were lower than ounces produced due to timing of shipments.

At the Paracatu mine in Brazil, tonnes of ore mined and processed were significantly higher than the prior year due to the ramp-up of the expansion project. Gold equivalent ounces produced were higher in the first quarter of 2009 compared with 2008 due to a combination of increased throughput and a 14% increase in grades. Revenue from metal sales increased 66% due to higher production. Cost of sales increased due to higher operating costs associated with the ramp-up of the expansion plant. Production for the quarter was below plan, which resulted in a higher cost of sales per ounce.

At the Crixás joint venture mine in Brazil, lower grade areas were mined, consistent with the mine plan for the quarter. As a result, gold equivalent ounces produced and sold, as well as metal sales, decreased in the first quarter of 2009 compared with 2008. Cost of sales was in line with the previous year, but cost of sales per ounce was higher due to lower production.

At the La Coipa mine in Chile, tonnes of ore mined and gold grades were higher in the first quarter of 2009 compared with 2008. Gold equivalent ounces produced were higher as a result of higher throughput and higher grades, but ounces sold were lower compared with prior year due to the timing of shipments. Cost of sales decreased primarily due to the 2008 impact of the fair value of the cost of inventory acquired in the asset swap with Goldcorp, and the benefit of a weaker Chilean peso.

At the Maricunga mine in Chile, tonnes of ore mined were lower for the first quarter of 2009 compared with the same period last year due to a decrease in plant availability. Gold equivalent ounces produced were also lower, reflecting the increasingly refractory nature of the ore. Metal sales decreased as a result of lower volume, while cost of sales decreased due to lower costs of energy. Pre-stripping at the new Pancho pit is now underway, and development of the pit will continue throughout 2009. Pancho is expected to provide approximately one-quarter of the total feed to the Maricunga mill in 2009, which will gradually increase to 100% by 2012.

Production and cost of sales per ounce guidance for all Kinross operating regions remain as previously stated.

Project updates

The forward-looking information contained in this section of the release is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 12 of this news release.

Projects near completion

Paracatu expansion

The ramp-up in production at the Paracatu expansion is progressing, with continuous improvements in throughput and recovery as the process stabilizes at planned throughput levels. Mining operations are at full production. The SAG mill, crusher and flotation circuits are operating at expected levels of throughput. The focus is now on improving plant availability to design parameters, and on fine-tuning the plant to operate at the planned levels of production. Production is expected to be at design capacity by the end of the second quarter of 2009.

p. 4 Kinross reports record revenue and margins	www.kinross.com

In respect of the proposed new tailing dam at Paracatu, Kinross has already obtained the required environmental permit, and is continuing its efforts to obtain the necessary construction permit. In addition to seeking an agreement with Brazilian state and federal public attorneys to set aside injunctions they recently obtained to prevent the relevant state agency from proceeding with a hearing to grant the construction permit, Kinross appealed the injunctions. Kinross’ appeal of the state injunction was successful and that injunction has now been set aside. Kinross expects to obtain a judicial decision on its appeal of the federal injunction in May 2009. State and federal authorities support the new tailing dam, and the state authorities have indicated they will appeal the federal injunction. As a back-up plan, Kinross has developed alternatives to the proposed new tailing dam, including expanding the current dam under the existing permits and an alternative dam location. Kinross will need to proceed with one of these alternatives in the current quarter if the construction permit is not obtained. For additional detail, please refer to the Company’s recently filed 2008 year-end documents including the Annual Information Form and Management’s Discussion and Analysis.

Fort Knox project

With the onset of spring in Alaska, Kinross is gearing up construction activities on the heap leach project. Approximately 78% of the initial phase of the leach pad was completed during the 2008 construction season. The carbon-in-column circuit to recover gold from the pregnant solution from the heap leach operation will be completed and commissioned during the second quarter of 2009.

Start-up of ore placement on the leach pads is scheduled for the third quarter of 2009, with first gold production in the fourth quarter. As previously disclosed, the Fort Knox project is expected to extend the life of the mine to 2018, and to double life-of-mine production to 2.9 million gold ounces.

Fort Knox is undertaking an aggressive 29,000-metre drilling program in 2009 aimed at further expanding reserves and extending mine life, including drilling in support of a potential Phase 8 pit expansion.

Organic growth projects

Maricunga expansion

The Maricunga mine has a significant mineral resource base consisting of 6.5 million ounces of proven and probable gold reserves and 2.3 million ounces of measured and indicated resources.5 A scoping study carried out late last year at Maricunga indicated positive economics for an expansion aimed at doubling gold production. The Company has initiated a pre-feasibility study process, examining the advantages of building an additional plant to substantially increase crushing and leaching capacity, as well as increasing and optimizing throughput at the current plant. The study is expected to be completed by year-end 2009.

Paracatu optimization

A scoping evaluation is being carried out on improving throughput and recovery at Paracatu, including the option of adding a third ball mill. A third ball mill was considered in the original feasibility study for the expansion project and provision has been made in the plant design to locate this west of the present ball mills. The scoping evaluation is expected to be completed by year-end 2009.

New development projects

Lobo-Marte

The Lobo-Marte project in Chile contains indicated resources of 97,680,000 tonnes grading 1.72 g/t gold (approximately 5.4 million ounces of gold) and inferred resources of 9,250,000 tonnes grading 1.56 g/t gold (approximately 0.5 million ounces of gold) as at December 31, 20076. These resources include approximately 10 million tonnes of ore grading approximately 2.4 g/t, at surface near the Marte pit.

[5]	See Mineral Reserve and Mineral Resource tables and notes in Kinross’ Q4 2008 news release.

[6]	The resource estimates for Lobo-Marte are historical resource estimates as reported by Teck Cominco Ltd. as at December 31, 2007 (see page 75 of Teck Cominco’s 2007 Annual Report).

p. 5 Kinross reports record revenue and margins	www.kinross.com

The Company made good progress in the first quarter advancing Lobo-Marte. A scoping study is underway and is scheduled to be completed in June. Bids are now being evaluated for the pre-feasibility study engineering, to be completed by the end of the year. This requires completion of a three-month drilling program for metallurgical samples, which is anticipated to commence in June. Collection of data for the environmental impact assessment (EIA) has commenced, for planned submission in 2010.

The Lobo-Marte project contemplates a heap leach process similar to that being operated at Maricunga, of 40,000- 50,000 tonnes per day (tpd) capacity which would incorporate cost-effective Sulphidation Acidification Recycling Thickening (SART) processing technology. In parallel, the Company is evaluating the possibility of hauling higher grade ore to the La Coipa mill for processing prior to construction of the heap leach facility. Preparations for permitting are underway, targeting shipping of ore to La Coipa in 2011.

Fruta del Norte

The Fruta del Norte project in the Zamora-Chinchipe province of Ecuador contains inferred mineral resources of 58.9 million tonnes at an average grade of 7.23 g/t gold and 11.8 g/t silver for 13.69 million ounces of gold and 22.4 million ounces of silver.7

On January 29, 2009, a new mining law took effect in Ecuador which establishes a framework for responsible mining. Kinross continues to work cooperatively with the government of Ecuador and local communities to advance the Fruta del Norte project, and the Company’s 2009 work schedule remains on track. The Company has completed and submitted a revised Environmental Management Plan to the Ministry of Mines and the Ministry of the Environment. By mid-year, Kinross expects to have received all necessary permits and acknowledgements from the government to allow the 2009 infill drilling campaign to proceed. The drilling campaign is expected to take about three months to complete, with the expectation of upgrading mineral resources and supporting a pre-feasibility study. Bids have been received for pre-feasibility study engineering work, which is expected to be completed by year-end.

Current feasibility work is focused on a staged approach to developing an underground mine at FDN. Milling throughput is initially targeted at 3,000 tpd from a high grade zone, and over time, increasing the production rate using lower grade extensions of the orebody. Given the recent passage of the new mining law and the fact that regulations pursuant to the new law are still being defined, a permitting timetable for FDN development has yet to be finalized. However, the government has stated its intentions to advance projects rapidly within the context of responsible mining. The Company is targeting initial production in 2013.

Cerro Casale

Kinross’ interest in the Cerro Casale project in Chile contains proven and probable reserves of 533.7 million tonnes, grading 0.61 g/t gold (approximately 10.4 million ounces of gold),1.7 g/t silver (approximately 28.9 million ounces of silver), and 0.22 % copper (approximately 2.6 billion pounds of copper).8

In March 2009 Kinross issued a technical report on Cerro Casale, based on a pre-feasibility study completed in 2008.

A full feasibility study, which will incorporate updated price assumptions and explore technical refinements and opportunities for improvement identified in the pre-feasibility study, is now underway. The capital cost of $3.65 billion for 100% of the project from the pre-feasibility study was completed based on costs derived earlier in 2008 and reflect the peak construction and material costs that existed during early 2008. The feasibility study will be completed in the third quarter of 2009 using updated cost estimates. Meanwhile, a modified Environmental Impact Assessment (EIA) is being prepared, considering the improvements that have been made to the project, and depending on the result of the full feasibility study, will be submitted in mid-2010 to the authorities in Chile.

The project currently contemplates a heap leach facility and a mill with a throughput of 150,000 tpd. Kinross’ share of average annual production for the first ten years of full heap leach and milling operations would be approximately 430,000 ounces of gold plus 118 million pounds of copper. The mine life is estimated at 18 years.

[7]	See note 12, notes to Mineral Reserve and Mineral Resource information on page 25 of Kinross’ Q4 2008 news release.

[8]	See Mineral Reserve and Mineral Resource tables and notes in Kinross’ Q4 2008 news release.

p. 6 Kinross reports record revenue and margins	www.kinross.com

2009 Outlook

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 12 of this release.

As stated in the guidance release from January 7, 2009, Kinross expects to produce approximately 2.4 to 2.5 million gold equivalent ounces in 2009, an increase of approximately 32% over 2008 production. Cost of sales per gold equivalent ounce is expected to be approximately $390 to 420 for full-year 2009.

On a by-product accounting basis, Kinross expects to produce 2.2 to 2.3 million ounces of gold and 12 to 12.5 million ounces of silver at an average cost of sales per gold ounce of $360 to $390.

Capital expenditures for 2009 are expected to be approximately $475 million.

Exploration and business development expenses for 2009 are forecast to be approximately $75.0 million, of which approximately $65.0 million will be allocated for exploration and corporate development, and $10.0 million for technical services and environment, health and safety.

General and administrative expenses for 2009 are expected to be approximately $110.0 million.

Exploration and business development

Exploration and business development expense for the first quarter of 2009 was $11.0 million, compared with $11.9 million for the first quarter of 2008.

Investment in Harry Winston Diamond Corporation

On March 31, 2009, Kinross closed its investment in the Diavik Diamond Mine and Harry Winston Diamond Corporation. Kinross has subscribed for new partnership units representing a 22.5% interest in the limited partnership which holds Harry Winston’s 40% joint venture interest in the Diavik Diamond Mine (therefore, a 9% indirect interest in the mine), for a gross subscription price of $127.9 million including transaction costs and subject to a working capital adjustment to be finalized in the second quarter of 2009. Upon closing, Kinross’ interest in the cash held in the partnership was approximately $21.4 million. Kinross has also subscribed for 15.2 million treasury shares of Harry Winston at a price of $3.00 per share, representing approximately 19.9% of Harry Winston’s issued equity following the transaction, for an investment of $46.3 million including transaction costs.

Acquisition of the remaining interest in Lobo-Marte

On January 7, 2009, Kinross completed the 100% acquisition of Minera Santa Rosa SCM (“Minera”) through the acquisition of the remaining 60% interest from Teck Cominco Limited (“Teck”) for net cash of $40 million, 5.6 million shares of Kinross and a 1.75% net smelter royalty on 60% of future production, payable when the gold price is $760 per ounce or more. In 2008, Kinross had acquired a 40% interest in Minera from certain subsidiaries of Anglo American plc.

As of January 7, 2009, the financial statements of Minera are being consolidated.

Exploration update

Of the total exploration and business development expenses, expensed exploration totaled $7.5 million and capitalized exploration was $0.2 million.

Kinross was active on 21 mine site and greenfields projects with a total of 11,215 metres drilled (10,570 metres expensed and 645 metres capitalized). Highlights for the quarter included:

■
La Coipa District: Exploration can recommence on the CMLC joint venture property (50% Kinross) following renegotiation of the operating framework between the partners. Targets prioritized for drilling this year include Puren West, Paloma-Las Vetas and Pompeya. Drilling commenced at Coipa Norte, targeting potential extensions of the orebody beneath the east wall of the pit. Target definition work continued at Chimberos Este and Kiko (ground magnetic surveys and trenching).

p. 7 Kinross reports record revenue and margins	www.kinross.com

■
Fort Knox: Two core rigs began drilling in the pit late in the quarter completing a modest total of 336 metres. Over 29,000 metres of drilling are planned at Fort Knox in 2009. This work is targeting additional reserve ounces in the northwest sector of the pit (Phase 8), in deep Phase 6/7 extensions on the southwest side of the pit, and in the South Wall.

■	Maricunga: Geologic and resource models are being updated at Guanaco incorporating results received from the 18 hole core program completed during the fourth quarter of 2008.

■
Kettle River: Final results received from the 21-hole 2008 Buckhorn exploration program continue to support the presence of a separate mineralized skarn unit underneath the SWZ orebody. Work is continuing to target deeper repeats of the Buckhorn deposits and these recent results are considered highly encouraging.

■
Kupol Mine: Twelve infill holes (774 metres) completed in the North Pit zone confirm widths and grade predicted in the resource model. Drilling commenced on the T1 conceptual target 400 metres north of Kupol. The target objective is a potential extension of the main orebody interpreted to have been offset by cross-cutting faults. At Kupol West, drilling commenced on the Star/B5 target 5 kilometres from the mill. Surface work will resume in summer at Kupol East including further trenching and surface prospecting.

■	Lobo-Marte: Preparation and permitting for an 8,300 metre metallurgical drill program is underway with drilling scheduled to commence late in the second quarter of 2009.

■
Fruta del Norte: Permitting work continued and drill contracts are being finalized for commencement of a 12,000 metre infill drilling program at Fruta del Norte, in addition to high quality nearby targets.

■
Ixhuatan (Kinross earning 70%): Exploration work continues with one core drill focusing on mineralized extensions at the Caracol target (2 kilometres northwest of Cerro La Mina). Eight holes were drilled for 2,346 metres. Mapping and geochemistry is ongoing in prospective areas further afield from the central discovery zone. While exploration activity to date has been unaffected by the H1N1 influenza outbreak in Mexico, the Company is closely monitoring this situation and will adjust program activity as required.

■
Generative Projects: Kinross entered into an Exploration Alliance with Riverside Resources in Mexico and completed an Agreement to acquire 100% of the Pedra de Fogo Project in Brazil, 50 kilometres north of Crixás. A new project area (Castle) was staked 80 km southwest of Round Mountain. Surface exploration works were initiated on the Cerro Contreras property in Santa Cruz, Argentina, where Kinross is earning into a 100% interest.

Financial overview

Shelf prospectus

Kinross has filed a preliminary shelf prospectus in Canada and a shelf registration statement in the United States (which has not yet become effective) qualifying up to $1 billion of common shares and debt securities. While the Company does not currently plan to issue any securities in the near term, maintaining a current shelf prospectus with the regulators will allow the Company to more readily access the Canadian and U.S. public capital markets.

Other income (expense) – net

	Three months ended March 31,
	2009	2008

Gain on sale of assets and investments - net	$0.5	$11.9
Interest income and other	1.7	8.0
Interest expense	(16.7)	(5.0)
Foreign exchange gains (losses)	5.6	(17.4)
Non-hedge derivative gains - net	4.7	22.4
Other income (expense) - net	$(4.2)	$19.9

p. 8 Kinross reports record revenue and margins	www.kinross.com

Interest income and other

Interest income and other was $1.7 million in the first quarter of 2009, compared with $8.0 million in the same period in the prior year. The decrease is a result of lower cash balances and lower interest rates.

Interest expense

Interest expense increased by $11.7 million to $16.7 million in the first quarter of 2009, compared with $5.0 million in the first quarter of 2008. The increase is primarily due to the interest expense for a full quarter on the Senior Convertible Notes issued in January 2008. Also impacting interest expense was the interest on a tax charge of $3.3 million as a result of an assessment received from the Brazilian tax authorities related to disallowing credits taken by a subsidiary of Kinross prior to Kinross acquiring 100% of the subsidiary. Additionally, with the start-up of Kupol, Kettle River-Buckhorn and the Paracatu expansion, Kinross has stopped capitalizing interest expense to these projects. Capitalized interest for the quarter was $1.7 million compared with $10.5 million in the first quarter of 2008.

Gains on sales of investments

For the first quarter, total gains on sale of assets and investments was $0.5 million, compared with $11.9 million in the same period last year, which was largely the result of the sale of the Kubaka mine in January 2008.

Foreign exchange

Kinross recorded a foreign exchange gain of $5.6 million, compared with a loss of $17.4 million in the same period in 2008. The foreign exchange gain was due to the translation of net foreign currency denominated liabilities, primarily future tax liabilities, resulting from a strengthening of the U.S. dollar.

Income and mining taxes

In the first quarter of 2009, Kinross recorded an income and mining tax expense of $33.1 million, compared with $24.9 million in the comparable period last year. Kinross’ effective tax rate was in line with the first quarter of 2008.

Liquidity and capital resources

The following table summarizes Kinross’ cash flow activity for the three months ended March 31, 2009 and 2008:

Cash flow summary

	Three months ended March 31,
	2009	2008
Cash flow :
Provided from operating activities	$165.4	$76.3
Used in investing activities	(435.2)	(346.1)
Provided from financing activities	366.8	453.2
Effect of exchange rate changes on cash	(1.2)	(1.8)
Increase in cash and cash equivalents	95.8	181.6
Cash and cash equivalents:
Beginning of period	490.6	551.3
End of period	$586.4	$732.9

Operating activities

Cash flow from operating activities was $165.4 in the first quarter, compared with $76.3 million for the comparable period last year. The increase in operating cash flows was primarily a result of higher gold prices and an increase in gold equivalent ounces sold.

p. 9 Kinross reports record revenue and margins	www.kinross.com

Investing activities

Net cash used in investing activities during the first quarter of 2009 was $435.2 million, compared with $346.1 million in the first quarter of 2008. The primary uses of cash during the first quarter of 2009 were the acquisition of the remaining interest in Lobo-Marte of $41.4 million; the investment in Harry Winston and the 9% indirect interest in the Diavik Diamond Mine for a gross amount of $171.4; an increase in short-term investments of $125.6 million; and capital expenditures in the amount of $78.3 million. The following table provides a breakdown of capital expenditures:

Capital expenditures

	Three months ended March 31,
	2009	2008

Operating segments
Fort Knox	$23.3	$16.8
Round Mountain	8.6	8.2
Kettle River	7.7	7.8
Kupol	6.5	38.9
Paracatu	10.3	103.3
Crixás	6.6	3.5
La Coipa	4.0	3.8
Maricunga	7.0	5.4
Julietta	—	1.0
Corporate and other (a)	4.3	1.8

Total	$78.3	$190.5

(a) ‘Corporate and other’ includes Toronto and Cerro Casale related expenditures.

Capital expenditures for the first quarter of 2009 included costs related to the Paracatu expansion and the Fort Knox project.

Financing activities

Net cash provided from financing activities during the first quarter of 2009 was $366.8 million, compared with $453.2 million in the first quarter of 2008. The primary source of cash during the first three months of 2009 was the public offering of common shares at a price of $17.25 per common share which resulted in a total of 24,035,000 common shares being issued for net proceeds of $396 million. Partially offsetting this source of cash was the first quarter dividend payment of $27.8 million.

Balance sheet

Cash and short-term investments increased by $221.4 million in the quarter to $746.5 million. Current assets increased to $1,397.9 million, which was primarily due to the supplies inventory at Paracatu needed to handle higher production rates from the expansion. In addition, total assets increased to $7,933.1 million, largely as a result of the acquisition of the remaining 60% in Lobo-Marte, and the investments in Harry Winston and the Diavik Diamond Mine. Total debt was reduced to $922.3 million.

p. 10 Kinross reports record revenue and margins	www.kinross.com

	As at:
(in US$ millions)	March 31, 2009	December 31, 2008

Cash and cash equivalents and short-term investments	$746.5	$525.1
Current assets	$1,397.9	$1,124.9
Total assets	$7,933.1	$7,387.5
Current liabilities	$529.6	$551.5
Total debt, including current portion (a)	$922.3	$950.9
Total liabilities (b)	$2,562.9	$2,610.6
Shareholders’ equity	$5,370.2	$4,776.9

Statistics
Working capital	$868.3	$573.4
Working capital ratio (c)	2.64:1	2.04:1

(a)	Includes long-term debt.

(b)	Includes preferred shares and non-controlling interest.

(c)	Current assets divided by current liabilities.

Conference call details

Kinross will hold a conference call and audio webcast on Tuesday, May 5, 2009 at 5:30 p.m. ET to discuss the results, followed by a question-and-answer session.

To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our web site www.kinross.com. The audio webcast will be archived on our web site at www.kinross.com.

Kinross will hold its Annual and Special Meeting of Shareholders on Wednesday, May 6, 2009, at 10 a.m. at the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada.

A live audio webcast (listen-only mode) of the Annual and Special Meeting of Shareholders will be available at www.kinross.com and will also be archived for later access.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

p. 11 Kinross reports record revenue and margins	www.kinross.com

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: (416) 365-2726
steve.mitchell@kinross.com

Investor Relations Contacts

Erwyn Naidoo	Lisa Doddridge
Vice-President, Investor Relations	Director, Investor Relations
phone: (416) 365-2744	phone: (416) 369-6480
erwyn.naidoo@kinross.com	lisa.doddridge@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will be taken”, “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and Management’s Discussion and Analysis, or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) permitting, development and operations at the Kettle River—Buckhorn mine continuing on a basis consistent with Kinross’ current expectations; (4) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (5) permitting, development and operations at the Kupol gold and silver project continuing on a basis consistent with Kinross’ current expectations; (6) the Company’s 75% interest in Kupol remaining grandfathered under the Federal Strategic Investments Law and Amendments to Russian Subsoil Law in the Russian Federation, consistent with the Company’s expectations; (7) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross’ current expectations; (8) political developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining law and related regulations and policies being consistent with Kinross’ current expectations; (9) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with the Company’s current expectations; (10) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (11) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble and the U.S. dollar being approximately consistent with current levels; (12) certain price assumptions for gold and silver; (13) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (14) production and cost of sales forecasts meeting expectations; (15) the accuracy of our current mineral reserve and mineral resource estimates; and (16) labour and materials costs increasing on a basis consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, or other countries in which we do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross’ actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form and the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 12 Kinross reports record revenue and margins	www.kinross.com

Key sensitivities

Approximately 55%-60% of the Company’s costs are denominated in U.S. dollars.
A 10% change in foreign exchange could result in an approximate $5 impact in cost of sales per ounce.
A $10 change in the price of oil could result in an approximate $2 impact on cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $5 impact on cost of sales per ounce.

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties contained in this presentation has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

p. 13 Kinross reports record revenue and margins	www.kinross.com

Consolidated balance sheets

          (Unaudited expressed in millions of United States dollars, except share amounts)

	As at
	March 31, 2009	December 31, 2008
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$586.4	$490.6
Restricted cash	30.6	12.4
Short-term investments	160.1	34.5
Accounts receivable and other assets	121.5	126.5
Inventories	466.5	437.1
Unrealized fair value of derivative assets	32.8	23.8
	1,397.9	1,124.9
Property, plant and equipment	5,011.5	4,748.0
Goodwill	1,181.9	1,181.9
Long-term investments	223.8	185.9
Future income and mining taxes	10.4	33.9
Unrealized fair value of derivative assets	5.8	8.7
Deferred charges and other long-term assets	101.8	104.2
	$7,933.1	$7,387.5
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$240.6	$246.3
Current portion of long-term debt	166.4	167.1
Current portion of reclamation and remediation obligations	9.6	10.0
Current portion of unrealized fair value of derivative liabilities	113.0	128.1
	529.6	551.5
Long-term debt	755.9	783.8
Other long-term liabilities	600.7	586.6
Future income and mining taxes	594.4	622.3
	2,480.6	2,544.2
Non-controlling interest	82.3	56.3
Convertible preferred shares of subsidiary company	—	10.1
Common shareholders’ equity
Common share capital and common share purchase warrants	6,422.3	5,873.0
Contributed surplus	160.8	168.5
Accumulated deficit	(1,036.8)	(1,100.2)
Accumulated other comprehensive loss	(176.1)	(164.4)
	5,370.2	4,776.9
Commitments and contingencies
	$7,933.1	$7,387.5
Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	694,448,562	659,438,293

p. 14 Kinross reports record revenue and margins	www.kinross.com

Consolidated statements of operations

          Unaudited (expressed in millions of United States dollars, except per share and share amounts)

	Three months ended March 31,
	2009	2008
Revenue
Metal sales	$532.7	$330.2
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)	234.5	168.3
Accretion and reclamation expense	4.6	4.2
Depreciation, depletion and amortization	111.2	37.8
	182.4	119.9
Other operating costs	6.1	3.0
Exploration and business development	11.0	11.9
General and administrative	24.7	23.2
Operating earnings	140.6	81.8
Other income (expense) - net	(4.2)	19.9
Earnings before taxes and other items	136.4	101.7
Income and mining taxes expense - net	(33.1)	(24.9)
Equity in losses of associated companies	(0.7)	(5.7)
Non-controlling interest	(26.1)	—
Dividends on convertible preferred shares of subsidiary	—	(0.2)
Net earnings	$76.5	$70.9

Earnings per share
Basic	$0.11	$0.12
Diluted	$0.11	$0.11
Weighted average number of common shares outstanding (millions)
Basic	680.3	613.8
Diluted	686.3	619.1

p. 15 Kinross reports record revenue and margins	www.kinross.com

Consolidated statement of cash flows

          Unaudited (expressed in millions of United States dollars)

	Three months ended March 31,
	2009	2008

Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$76.5	$70.9
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	111.2	37.8
Accretion and reclamation expenses	4.6	4.2
Accretion of convertible debt and deferred financing costs	4.2	2.6
Gain on disposal of assets and investments - net	(0.5)	(11.9)
Equity in losses of associated companies	0.7	5.7
Non-hedge derivative gains - net	(4.7)	(21.6)
Future income and mining taxes	(5.8)	8.0
Non-controlling interest	26.1	—
Stock-based compensation expense	7.6	5.1
Other	(5.0)	(1.7)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(3.2)	(12.3)
Inventories	(31.8)	(2.0)
Accounts payable and other liabilities	(14.5)	(8.5)
Cash flow provided from operating activities	165.4	76.3
Investing:
Additions to property, plant and equipment	(78.3)	(190.5)
Asset purchases net of cash acquired	(41.4)	—
Proceeds from the sale of long-term investments and other assets	0.1	0.2
Additions to long-term investments and other assets	(171.7)	(27.4)
Proceeds from the sale of property, plant and equipment	—	15.3
Additions to short-term investments	(125.6)	(146.7)
Increase in restricted cash	(18.2)	—
Other	(0.1)	3.0
Cash flow used in investing activities	(435.2)	(346.1)
Financing:
Issuance of common shares	396.4	—
Issuance of common shares on exercise of options and w arrants	9.8	28.4
Proceeds from issuance of debt	5.2	29.6
Proceeds from issuance of convertible debentures	—	449.9
Debt issuance costs	—	(1.6)
Repayment of debt	(13.2)	(21.3)
Dividends paid	(27.8)	(24.8)
Settlement of derivative instruments	(3.6)	(7.0)
Cash flow provided from financing activities	366.8	453.2
Effect of exchange rate changes on cash	(1.2)	(1.8)
Increase in cash and cash equivalents	95.8	181.6
Cash and cash equivalents, beginning of period	490.6	551.3
Cash and cash equivalents, end of period	$586.4	$732.9

p. 16 Kinross reports record revenue and margins	www.kinross.com

Kinross Gold Corporation
40 King Street West, Scotia Plaza, 52nd Floor
Toronto, ON, Canada M5H 3Y2

Operating Summary
	Mine	Period	Ownership	Ore Processed (1)	Grade	Recovery (2)	Gold Eq Production	Gold Eq Sales	Cost of Sales	COS/oz	Cap Ex	DD&A
			(%)	(‘000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
U.S.A		Q1 2009	100	3,048	0.58	80%	48,626	49,424	33.2	672	23.3	5.7
	Fort Knox	Q4 2008	100	3,461	0.80	81%	77,133	76,495	37.6	492	32.8	7.5
		Q3 2008	100	3,815	0.96	80%	100,969	101,729	45.1	443	38.4	8.5
		Q2 2008	100	3,398	0.95	82%	85,609	75,720	34.4	454	38.6	6.6
		Q1 2008	100	3,095	0.80	82%	65,394	76,954	35.3	459	16.8	7.1
		Q1 2009	50	9,668	0.48	nm	50,176	50,986	26.0	510	8.6	4.7
	Round Mountain	Q4 2008	50	8,219	0.52	nm	54,489	51,664	27.4	530	11.2	4.9
		Q3 2008	50	9,447	0.50	nm	63,283	64,259	28.6	445	7.8	5.3
		Q2 2008	50	8,725	0.46	nm	65,570	67,538	30.9	458	9.7	6.1
		Q1 2008	50	10,977	0.51	nm	63,604	59,191	26.0	439	8.2	5.9
		Q1 2009	100	47	19.50	94%	27,899	35,161	10.8	307	7.7	10.1
	Kettle River	Q4 2008	100	77	12.29	88%	27,036	16,296	5.6	344	11.9	5.8
Russia		Q1 2009	75	293	24.91	95%	257,123	254,814	57.2	224	6.5	55.6
	Kupol - 100% (6)	Q4 2008	75	286	28.13	95%	282,567	303,958	64.2	211	7.2	71.4
		Q3 2008	75	258	26.62	95%	275,327	227,632	52.6	231	22.4	50.2
		Q2 2008	75	74	36.55	96%	68,649	—	—	—	33.9	—
		Q1 2009	75	220	24.91	95%	192,842	191,110	43.6	228	4.9	46.3
	Kupol (6)(7)	Q4 2008	75	215	28.13	95%	211,925	227,968	48.2	211	5.4	59.3
		Q3 2008	75	194	26.62	95%	206,495	170,724	39.4	231	16.8	44.1
		Q2 2008	75	55	36.55	96%	51,487	—	—	—	25.4	—
		Q1 2009	90	—	—	—	—	—	—	—	—	—
	Julietta (5)	Q4 2008	90	—	—	—	—	—	—	—	—	—
		Q3 2008	90	21	10.40	94%	6,855	8,364	7.9	945	0.5	1.2
		Q2 2008	90	42	10.60	91%	16,082	16,909	12.7	751	0.9	4.3
		Q1 2008	90	42	11.90	93%	16,648	15,826	11.7	739	1.0	2.6
Brazil		Q1 2009	100	8,997	0.42	61%	72,745	72,093	48.0	666	10.3	10.6
	Paracatu	Q4 2008	100	6,051	0.40	64%	49,941	41,000	19.6	478	59.6	5.2
		Q3 2008	100	4,860	0.37	81%	47,641	47,500	19.8	417	93.9	4.4
		Q2 2008	100	4,655	0.41	79%	47,338	52,150	23.8	456	72.4	3.5
		Q1 2008	100	4,791	0.37	78%	43,236	42,465	19.2	452	103.3	3.2
		Q1 2009	50	202	3.94	90%	11,595	13,548	5.8	428	6.6	1.9
	Crixás	Q4 2008	50	195	7.44	95%	22,163	21,757	5.9	271	7.0	2.8
		Q3 2008	50	208	7.15	94%	22,566	23,363	7.8	334	5.2	3.0
		Q2 2008	50	206	7.08	95%	22,310	21,569	6.6	309	4.0	2.5
		Q1 2008	50	198	6.79	96%	20,630	19,974	5.9	295	3.5	2.4
Chile		Q1 2009	100	1,419	1.08	85%	66,240	56,262	22.0	391	4.0	17.0
	La Coipa (3)(4)	Q4 2008	100	1,168	1.30	83%	56,145	49,287	26.4	536	5.0	6.5
		Q3 2008	100	1,255	1.00	81%	48,879	56,877	33.0	580	3.5	10.4
		Q2 2008	100	1,331	0.95	77%	60,376	47,941	19.2	400	4.8	9.9
		Q1 2008	100	1,164	0.83	81%	60,893	80,654	36.1	448	3.8	12.0
		Q1 2009	100	3,664	0.87	nm	56,765	58,223	31.5	541	7.0	4.5
	Maricunga	Q4 2008	100	3,920	0.82	nm	51,389	50,478	30.0	594	3.8	4.5
		Q3 2008	100	3,945	0.77	nm	53,313	60,798	34.8	572	4.5	5.5
		Q2 2008	100	3,259	0.77	nm	57,260	48,806	26.6	545	8.7	3.9
		Q1 2008	100	3,903	0.71	nm	61,379	61,800	34.1	552	5.4	3.9

(1)	Ore processed is to 100%, production and costs are to Kinross’ account
(2)	Due to the nature of heap leach operations at Round Mountain and Maricunga, recovery rates cannot be accurately measured on a quarterly basis.
(3)	On December 21, 2007, the Porcupine Joint Venture and Musselwhite were sold and the remaining 50% interest in La Coipa was purchased.
(4)	La Coipa silver grade and recovery were as follows: Q1 (2008) 76.76 g/t 63%; Q2 (2008) 52.2 g/t 66%; Q3 (2008) 45.62 g/t 58%; Q4 (2008) 60.61 g/t 56.1%; Q1 (2009) 64.87g/t 63.6%
(5)	Kinross completed the sale of Julietta on August 16, 2008
(6)	Kupol silver grade and recovery were as follows: Q2 (2008) 427.4 g/t 88%; Q3 (2008) 305.97 g/t 84%; Q4 (2008) 328.37 g/t 82%; Q1 (2009) 286.70 g/t 82%
(7)	Includes Kinross’ share of Kupol at 75%.

www.kinro.com